EXHIBIT 1
IDENTIFICATION AND CLASSIFICATION OF RELEVANT SUBSIDIARIES

Relevant Subsidiary	Item 3 Classification
Odyssey America Reinsurance Corporation	(C)
United States Fire Insurance Company	(C)
The North River Insurance Company	(C)
TIG Insurance Company	(C)